Exhibit 1

News

FOR IMMEDIATE RELEASE

Media Contact:
Milin Iyer, miyer@sunstarstrategic.com, (703) 299-8390

Company Contact:

George Young, partner, georgey@villere.com, (504) 525-0808

Villere & Co. Fights for Shareholders, Wins “Epiq” Court Ruling

NEW ORLEANS, LA, April 13, 2016 – Investment advisor St. Denis J. Villere & Co. ("Villere") won a major victory in the Kansas City Circuit Court last week in their case against Kansas City-based Epiq Systems, Inc. (NASDAQ:EPIQ). Villere sought to nominate a new slate of directors for Epiq, a bankruptcy, eDiscovery, and administrative services company, because they believe that the company’s recent years of declining performance was the result of poor management.

In the five years prior to Villere’s active engagement, Epiq’s stock price dropped 8.65% (June 30, 2009 to June 30, 2014) compared to a gain of 119.20% for the Russell 3000 index, a measure of the broader stock market. Since then, coincident with Villere’s involvement, Epiq’s stock price rose 6.90% vs. the Russell’s 3.16% (July 1, 2014 to March 31, 2016.)

Villere, a long-term investor in Epiq, nominated six highly qualified individuals for election to Epiq's board of directors on December 4, 2015.

“We have been asked why we didn’t just sell our shares in light of the company’s poor performance,” said George Young, partner at Villere. “We have owned Epiq for over 10 years and met with current management many times to voice our concerns. Based on our research and knowledge, we continue to view Epiq as a fundamentally good company with the potential for tremendous value creation. In our opinion, their performance issues stem from inadequate management. We firmly believe a change in leadership could right the ship, and we are willing to fight for such a change on behalf of our investors and all the other shareholders.”

In the two weeks that followed, Epiq rejected the nomination, contending that it was made in violation of a standstill agreement (the Director Appointment Agreement) entered into between Villere and Epiq on November 1, 2014 and that the nomination did not comply with Epiq's Amended and Restated Bylaws, which limit shareholder nominations of directors to those who own 5% or more of Epiq's stock for more than 24-months.

Villere had been a beneficial owner of more than 5% of Epiq stock since August 13, 2003.

In response, Villere was forced to take the extraordinary step of suing the company and its directors, save one, to enforce its right as a shareholder to nominate a slate of directors who could then be presented at Epiq’s 2016 Annual Shareholders Meeting.

Epiq’s litigation tactics demonstrated that their principal goal was to deter Villere and avoid a contested election. Epiq employed a variety of delaying tactics seeking to put off the trial until after the 2016 annual meeting, which included bringing counterclaims against Villere and twenty of its clients, and added significantly to the litigation expense which Epic is funding with shareholder money.

These aggressive actions toward Villere's clients deserve special note, as they reveal the extraordinary length to which Epiq will go to entrench themselves in office. In a highly unusual move, Epiq subpoenaed twenty Villere clients to produce documents and appear at depositions in a purported effort to show that the clients, who all had executed account agreements delegating to Villere all investment and voting power over the Epiq shares at issue, had not authorized Villere's actions. Epiq named each of them as counterclaim defendants.

Last week, the Court totally rejected Epiq’s positions and enforced Villere’s rights. It found that Villere properly terminated the standstill "under the plain, unambiguous language of the Director Appointment Agreement" and that Villere's nomination fully complied with the Company's Bylaws.

 The Court granted Villere’s requested declaratory judgment and permanently enjoined Epiq and director defendants "from preventing Villere, through Cede, from presenting its slate of nominees at the 2016 Annual Meeting."

The Court's ruling cleared the way for Villere to commence its proxy contest. Shareholders will have a chance to elect directors to Epiq’s board at the company’s annual meeting on June 9, 2016.

“We are eager to move forward and put this immense legal battle behind us, a battle we have taken on at no cost to our investors as part of our fiduciary responsibility. Our activist stance has not been undertaken lightly. Our research process is grounded in knowing intimately the companies in which we invest. With new leadership, we are confident that Epiq will deliver greatly-enhanced long-term value, which is at the core of our investment philosophy,” Young added.

Epiq stockholders with questions about the Epiq Annual Meeting can contact Okapi Partners, Villere’s proxy solicitor, toll-free at (855) 305-0857.

About Villere & Co.

Founded over 100 years ago in 1911 by St. Denis J. Villere, Villere & Co. remains a family-run business. An SEC-Registered Investment Advisor, it is headquartered in New Orleans. The advisor has been operated continuously since then by four generations of the Villere family. As of 12/31/2015, the firm has nearly $2.5 billion in assets under management for separate accounts and two mutual funds. See www.villere.com for additional information.

ST. DENIS J. VILLERE & COMPANY, LLC, GEORGE V. YOUNG, ST. DENIS J. VILLERE, II, ST. DENIS J. VILLERE, III, AND GEORGE G. VILLERE (COLLECTIVELY, “VILLERE”), AND RICHARD K. BLUM, GREGORY H. BROWNE, BARRY D. LEBLANC, JEFFREY R. GALGANO, AND GREG SHARE (COLLECTIVELY, WITH VILLERE, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF EPIQ SYSTEMS, INC. (THE “COMPANY”) FOR USE AT THE COMPANY’S 2016 ANNUAL MEETING OF SHAREHOLDERS (THE “PROXY SOLICITATION”).  ALL SHAREHOLDERS OF THE COMPANY ARE

ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS.  WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S SHAREHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY VILLERE WITH THE SEC ON APRIL 13, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.

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